ITC Holdings Corp.
Entergy Regional State Committee
March 1, 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure

This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2011
Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2011
Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Introduction

ITC History
March 2003 -
Established as
ITCTransmission
with the purchase of
Detroit Edison transmission assets
July 2005 - Became first publicly traded
independent transmission company
July 2006 -
ITC Great Plains,
headquartered in Topeka, KS, established
October 2006 -
Acquired Michigan Electric
Transmission Company (METC) from
Consumers Energy
December 2007 -
Formed ITC Midwest by
acquiring the transmission assets of
Interstate Power and Light from Alliant
Currently headquartered in Novi, MI

6

Who We Are
Largest independent transmission company
in the country and only one publicly traded;
9
Over 15,000 miles of transmission
Seven states
Over 26,000 MW of load served
Develop transmission with the goals of
providing customers:
Best in class transmission system – top
decile reliability
Provide equal access to all generators
thereby allowing the most efficient
generators to compete
Support public policy needs
th
Largest transmission owner overall

7

Independent Model
Independence in all aspects of transmission
All capital generated from transmission
No internal competition for capital with other
functions (i.e., Generation or Distribution)
Promotes open planning and access to
competitive fuel sources
- Governance - Planning
- Construction - Maintenance
- Operations - Training
- Land Use
Transparency
The independent model enables
transparent disclosure and communication
with stakeholders
Transmission planning
Transmission formula rate making
Transmission operations
Customer driven transmission
maintenance
Transmission only – do not own generation or
distribution assets; business model singularly
focused on owning, operating and maintaining
transmission

Ensure independence through governance
– Independent Board of Directors
– Management and employees may not have
a direct financial interest in a market
participant
– Market participants may not own 5% or
more of ITC stock
– Ongoing FERC reporting and compliance
ITC is a competitive market facilitator
– Provide a robust, reliable transmission
infrastructure that allows the customer to
enjoy the full benefits of the market
– Reduce congestion to promote market
liquidity
– Actively promote policies at federal, state
and RTO that provide non-biased treatment
to all parties
Independence Starts with
a Management Philosophy

9
Independent Model

Benefits of ITC independent
transmission model
Transparency
Improved
Reliability
Enhanced Generator
Interconnections
Aligned with
Public Policy
Operational
Excellence
Improved Credit
Quality
Competitive
Markets
Reduced System
Congestion

Wind Interconnection in ITC Midwest

ITC Midwest
Projects Under Study 57 Wind Projects
8,100 MW total MISO capacity
5,788 MW in Iowa
Projects in Service 2,990 MW Wind Capacity
(including 120 MW owned by Mid-Am)
2,154 MW connected since 2008
Projects Under GIA
(Not Connected)
604 MW Wind Capacity
Project Development 13 Independent Developers

Operational Excellence
ITC’s overarching goal:  Best-in-class system operations
and performance, including system security and safety
Our operating companies consistently rank strongly in
the SGS Statistical Services Transmission Reliability
Benchmarking program
Culture of safety and proven safety performance
Top safety performance of all EEI companies
ITC’s security operations recognized as an “Example of
Excellence” for our NERC Reliability Readiness
Evaluation and Improvement Program
Our control room is staffed with operators qualified at
the highest level under the NERC Operator Certification
Program and they go through a continuous and rigorous
recertification and training program

Reliability-Sustained Outages

(Average
Sustained
†
Outages per Circuit)
† Sustained outages are outages lasting for greater than 60 seconds.
ITC’s capital investments and
maintenance programs have
resulted in dramatic
improvements in reliability
ITC Midwest’s performance
trend is improving, following
the paths of ITCTransmission
and METC
Normal weather related
incidents are not excluded
from metric calculations
Better
Performance

Better
Performance
Reliability-Outage Duration

2010 data
(Average duration of outages, in minutes)
Again, ITC Midwest’s
performance trend is
improving, following the
paths of ITCTransmission
and METC

Safety Statistics ITC Compared to Peers Accidents per 100 workers with no lost time, relative to industry average. Accidents per 100 workers resulting in lost time, relative to industry average. 14

Investment in the Grid
Since its inception, ITC has annually invested between 1 and 2.7 times cash from operations
Gross investments in property, plant and equipment increased from $41 million in 2003 to $632.9 million in 2011
Planned gross investment in property, plant and equipment for 2012 is
$730 to $830 million
5 year plan refreshed annually to provide longer term view of ITC’s investment strategy
Total investment from 2012 through 2016 projected to be $4.2 billion
Best-in-class operations at existing operating companies
Includes system investment and generator interconnections
Development of regional infrastructure
MVPs/SPP regional projects
Partnerships with local utilities

Driven by operational excellence criteria and organic investment opportunities

2012 – 2016 5 Year Plan 16

17 Historic Capital Investments

Credit Ratings
Independent model translates to debt cost savings and supports higher credit ratings which results in lower costs to customers
Using a regulatory construct for the Entergy transmission systems similar to the ITC regulated operating companies, ITC anticipates similar investment grade credit ratings for the Entergy transmission systems with a comparable cost of debt
Under ITC’s regulatory model, cost savings realized as a result of enhanced credit quality will be 100% passed through to customers

Resource Deployments
ITC enjoys certain economies of efficiency and scope in the
transmission business, allowing it to procure material at lower costs, operate the system at lower cost, etc.
Over the past seven years, ITC has been able to leverage its supply chain relationships and develop strategic alliances to achieve millions in savings over traditionally-procured project materials

92 management FTEs
365 non-management FTEs
435 field crew employees with ULC
Lowest Cost

Transmission Planning and Construction
Needs evaluation driven by NERC
standards, RTO tariffs, local needs,
regional needs, and public policy
requirements.
Approach reliability with the spirit and
intent of the NERC standards in mind,
not just the minimum
Upon system acquisition, first focus is
reducing outages and improving
reliability as well as access to the
market

Transaction Overview

ITC Overview
System Peak Load 26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,100 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO Membership MISO/SPP Anticipated
MISO
membership
by 12/2013
22
*Entergy also owns limited assets in Missouri.

Customer & Stakeholder Benefits

Benefits on the transmission system include:
Improved reliability
Reduced congestion
Access to least-cost power
Independent, regional approach to planning
Unbiased Operations
Customer-focused maintenance
Benefits beyond MISO membership
Planning begins with local planners submitting projects to
MISO.  Lack of generation interests allows ITC to propose
economic projects that vertically integrated companies
may overlook
Broader and longer term view of “the grid”
Over time, the overall benefits of the transaction will
more than offset the costs associated with it
A more thorough analysis of the revenue requirement
effects and transaction benefits is being prepared in
conjunction with the necessary regulatory filings

Transaction Overview

Transaction Structure
• Spin-Merge: Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business and
ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of unsecured debt at holdings level
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters
• Regional headquarters remain in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

1
1
$1.775b of debt will be issued by
Entergy in connection with the
internal separation of the
transmission business, the
proceeds from which will be used
for debt reduction
Entergy
shareholders
Entergy
Transmission
business
Entergy will create and
distribute new Transco (“Mid
South TransCo LLC “) to
Entergy shareholders
2
2
Entergy
Mid South
TransCo
LLC
3
3
ITC
shareholders
ITC
Prior to the merger, ITC will recapitalize,
currently anticipated to be a one-time
$700mm special dividend to existing
shareholders, funded by newly-issued senior
unsecured notes at ITC Holdings
4
4
Entergy
shareholders
Entergy
Entergy
Mid South
TransCo
LLC
Mid South
TransCo
LLC
Entergy
shareholders
ITC
shareholders
ITC
shareholders
ITC
ITC Merger
Sub
Mid South TransCo LLC will subsequently merge
with ITC Merger Sub; Entergy shareholders will
receive 50.1% ownership in the combined company
Entergy
shareholders
ITC
shareholders
Entergy
ITC
Holdings
Mid South
TransCo LLC
49.9%
100%
ITC
OpCos
Trans
OpCos
Trans
OpCos
Trans
OpCos

Transaction Key Steps
ITC Pro Forma Structure

Pro Forma Ownership Structure 26 50.1% Entergy Shareholders 49.9% ITC Shareholders Transmission OpCos Mid South TransCo LLC

Approvals & Timeline
Entergy Retail Regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
• Change of control of transmission assets
• Authorization to incur debt in some jurisdictions
FERC
• Change of control of transmission assets
• Establish rate for new ITC subsidiaries
• Authorization for operating company financings
• Change to Entergy System Agreement to break out transmission
Hart-Scott-Rodino Act
(DOJ / FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling • Ruling regarding tax-free treatment of the distribution of Mid-South TransCo LLC
ITC Shareholders
• Merger
• Amendment to ITC Articles of Incorporation to increase the number of authorized shares
• Authorization for issuance of greater than 20% of outstanding shares
* Approvals may be required in Missouri. Approval may be required in Oklahoma for ITC.

•
The transaction is targeted to close in 2013, subject to receipt of the following approvals and closing conditions:*

Storm Restoration
Building on Entergy’s Record of Excellence

ITC’s record:
In Michigan, ITC’s systems are very
reliable, resulting in only a handful of
customer outages.
On our Midwest system, 78% of outages
impacting customers are restored at the
point of interconnection within 90
minutes.
Post Closing:
ITC plans to integrate key areas of its
Incident Command System (“ICS”) with
Entergy’s ICS structure to ensure
continued excellence in storm restoration.
ITC and Entergy will be developing
detailed, integrated restoration plans prior
to closing.
ITC’s number one priority is getting customers back on line

Management Post Transaction

Upon transaction close, the ITC management team will lead the resulting business
Certain Entergy management will serve in an executive capacity for ITC
Entergy employees will perform the day to day operations at the direction of ITC and in line with
ITC goals (reliability, facilitate markets, generator interconnections, policy needs) and independence requirements
Safety
Reliability/outage reduction
Performance of scheduled maintenance
Capital project completion
ITC’s Board of Directors will appoint two new independent directors with experience in the region
From experience, it typically takes about 24 months to integrate a new group of employees into the ITC culture
Annual employee bonus goals are structured to support and incentivize achievement of corporate goals, which focus on Best in Class performance in the following areas:

• Transaction ultimately benefits all
constituencies, through independent model and
overall best practices
Improved reliability, reduced congestion and
greater access to competitive energy
marketplace
Strong credit and ability to attract capital for
needed transmission investments
Highest objectivity for transmission planning
and operations; aligns with public policy
objectives
Maintains jobs and provides opportunities for
job creation and local economic development
Commitment to communities and customers
that ITC serves through corporate citizenship,
and community involvement
Transaction Closing
BENEFITS ALL STAKEHOLDERS

Transaction
Benefits